                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


    Mark One
      (X)       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 2000




                                       or




      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           Commission File No. 1-13620

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                         LG&E Energy Corp. Savings Plan
                              220 West Main Street
                                 P.O. Box 32030
                           Louisville, Kentucky 40232

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                  Powergen plc
                               53 New Board Street
                                 London EC2M 1SL

LG&E ENERGY CORP. SAVINGS PLAN


FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH AUDITORS' REPORT

LG&E ENERGY CORP. SAVINGS PLAN


Financial Statements and Schedule
As of December 31, 2000 and 1999
-------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                      REFERENCE
                                                                      ---------
Report of Independent Public Accountants.................................Page 1

Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999 .........................................Page 2

Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000................................Page 2

Notes to Financial Statements and Schedule December 31, 2000
     and 1999.......................................................Pages 3 - 7

Schedule I - Item 4(i) - Schedule of Assets Held for Investment
     Purposes, As of December 31, 2000...................................Page 8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
       LG&E Energy Corp. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the LG&E Energy Corp. Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LG&E Energy Corp. Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Louisville, Kentucky
June 13, 2001

LG&E ENERGY CORP. SAVINGS PLAN


Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                       PARTICIPANT DIRECTED
                                                    ---------------------------
                                                        2000           1999
                                                    ------------   ------------
Investments, at fair value (Note 3)                 $281,015,546   $294,857,333
Contributions receivable:
  Participant                                            378,899        321,478
  Employer                                               156,186        119,541
                                                    ------------   ------------

Net assets available for benefits                   $281,550,631   $295,298,352
                                                    ============   ============

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
-------------------------------------------------------------------------------

                                                                      PARTICIPANT
                                                                       DIRECTED
                                                                     -------------
Net assets available for benefits, beginning of year:                $295,298,352
                                                                     -------------

Additions:
    Participant contributions                                          13,681,470
    Employer contributions                                              7,969,611
    Interest and dividend income                                       19,672,858
    Net realized gains on LG&E Energy Corp. Common Stock Fund          34,705,929
    Net depreciation from shares in registered investment companies   (26,011,971)
    Transfers from 401(k) Plan for Employees of LG&E Represented
      By Local 2100 of IBEW (Note 8)                                    1,449,784
                                                                     -------------
         Total additions                                               51,467,681
                                                                     -------------

Deductions:
    Distributions/withdrawals                                         (65,195,842)
    Administrative fees                                                   (19,560)
                                                                     -------------
         Total deductions                                             (65,215,402)
                                                                     -------------

Net assets available for benefits, end of year:                      $281,550,631
                                                                     =============

The accompanying notes to financial statements and schedule are an integral part of these statements.

LG&E ENERGY CORP. SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 2000 AND 1999
-------------------------------------------------------------------------------

(1)    DESCRIPTION OF PLAN-

       The following description of the LG&E Energy Corp. Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a) GENERAL--Established April 1, 1987, the Plan is a fully participant directed defined contribution plan covering eligible employees of LG&E Energy Corp. and its subsidiaries (the "Company"). This Plan does not include bargaining unit employees of WKE Corp., Western Kentucky Energy Corp., and WKE Station Two and employees of Louisville Gas and Electric Company that are represented by Local 2100 of I.B.E.W; those employees are covered under separate plans. Effective January 1, 1998, the 401(k) plans covering employees of LG&E Natural Inc. (LNI) and LG&E Power Inc.
              (LPI) were merged into the Plan. Effective July 17, 1998, salaried employees of Western Kentucky Energy Corp., were eligible to participate in the Plan. Effective August 1, 1998, the Kentucky Utilities Company Employee savings Plan and the Kentucky Utilities Company Employees' Stock Ownership Plan were merged into the Plan and Employees of KU Energy Corporation and Kentucky Utilities Company were eligible to participate in the Plan. Eligible participants are certain employees employed by the Company for three months of continuous employment, as specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              On December 11, 2000, the Company was acquired by Powergen plc for cash of approximately $3.2 billion or $24.85 per share and the assumption of all of the Company's debt. Upon the acquisition, all Company stock held by the Plan was liquidated and proceeds were invested into the Fidelity Retirement MM Portfolio. Participants must transfer these assets from this fund into other investment fund options within six months.

       (b) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation up to the annual IRS dollar limits. For all employees with the exception of LNI and LPI, the Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. For the employees of LNI and LPI, the Company will match one hundred percent (100%) of the employee contribution up to a total four percent (4%) of eligible compensation and the Company may make a discretionary employer contribution of 3% of earnings as defined by the Plan. In 2000, the Company made $516,320 in discretionary contributions for LNI and LPI employees. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election.

              For all employees with the exception of LNI and LPI, the Company's contributions plus actual earnings thereon, are vested immediately. For LNI and LPI employees, the Company's contributions plus actual earnings thereon, are vested 20% for each year of service with 100% vesting after five years.

LG&E ENERGY CORP. SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 2000 AND 1999
-------------------------------------------------------------------------------

              Forfeited balances of terminated LNI and LPI participants are used to reduce the Company discretionary contribution. As of December 31, 2000 and 1999, forfeited nonvested accounts totaled $64,371 and $101,864, respectively. In 2000, Company discretionary contributions were reduced by $75,367 from forfeited nonvested accounts.

       (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d) PARTICIPANT LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four
              (4) loans outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates currently range from 6.00 percent to 9.50 percent. Principal and interest is paid ratably through monthly payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

       (e) PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a ten year period, or any combination of lump-sum and periodic installments.

       (f) ESOP DIVIDENDS--Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program are made to the Participant's Plan account and may offset the Participant's elected salary deferral percentage.


(2)    SUMMARY OF ACCOUNTING POLICIES-

       (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

       (b) USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

LG&E ENERGY CORP. SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 2000 AND 1999
-------------------------------------------------------------------------------

       (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies and all other investments are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (d) RISKS AND UNCERTAINTIES--The Plan provides for investment in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       (e)    PAYMENT OF BENEFITS--Benefits are recorded when paid.

(3)    INVESTMENTS-

       The fair value of the Plan's investments at December 31, 2000 and 1999 are summarized in the following table ("*" indicates that the investment balance represents 5% or more of the net assets available for the respective year):

                                                                                2000                   1999
                                                                          ------------------     ------------------
          Registered Investment Companies:
               Fidelity Magellan Fund                                     $   44,450,645*        $   48,546,640*
               Fidelity Equity Income II Fund                                  4,028,665              3,182,463
               Fidelity Contrafund                                            27,393,222*            29,052,534*
               Fidelity Puritan Fund                                          17,302,020*            19,073,983*
               Fidelity Retirement MM Portfolio                               77,328,496*                     -
               Fidelity Ginnie Mae Portfolio                                   1,414,037              1,702,742
               Fidelity Retirement Government MM Portfolio                    19,817,641*            18,931,106*
               Fidelity Intermediate Bond Fund                                 3,204,368              2,520,251
               Spartan U.S. Equity Index Fund                                 52,768,755*            63,689,606*
               Warburg Pincus Emerging Growth Fund                             6,095,552              3,145,256
               Templeton Foreign Fund A                                        2,128,948              2,214,675
               Janus Worldwide Fund                                           17,295,089*             9,008,614
                                                                          ------------------     ------------------
                                                                             273,227,438            201,067,870
          Common Stock:
               Powergen plc Common Stock Fund                                     37,453                      -
               LG&E Energy Corp. Common Stock Fund                                     -             85,713,810*

          Participant Loans                                                    7,750,655              8,075,653
                                                                          ------------------     ------------------
                                                                          $  281,015,546         $  294,857,333
                                                                          ==================     ==================

LG&E ENERGY CORP. SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 2000 AND 1999
-------------------------------------------------------------------------------

(4)    RELATED PARTY TRANSACTIONS-

       Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(5)    PLAN TERMINATION-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(6)    ADMINISTRATIVE COSTS-

       Certain administrative services are provided by the Company at no cost to the Plan and certain expenses incurred for the administration of the Plan are paid by the Company.

(7)    TAX STATUS-

       The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)    PLAN TRANSFERS-

       During 2000, certain participants of the 401(k) Savings Plan for Employees of Louisville Gas and Electric Company Who Are Represented by Local 2100 of I.B.E.W. transferred to the LG&E Energy Corp. Savings Plan. Approximately, $1,449,784 of was transferred into the Plan.

LG&E ENERGY CORP. SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 2000 AND 1999
-------------------------------------------------------------------------------

(9)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500-

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to the Form 5500:

                                                                                            2000
                                                                                       ---------------
       Net assets available for benefits per the financial statements                  $  281,550,631
       less: Amounts allocated to withdrawing participants at December 31, 2000              (229,603)
                                                                                       ---------------
       Net assets available for benefits per the Form 5500                                281,321,028
                                                                                       ===============

       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Form 5500:

                                                                                            2000
                                                                                       ---------------
       Benefits paid to participants per the financial statements                      $   65,195,842
       Add: Amounts allocated to withdrawing participants at December 31, 2000                229,603
                                                                                       ---------------
       Benefits paid to participants per the Form 5500                                     65,425,445
                                                                                       ===============


(10)   SUBSEQUENT EVENT-

       On April 9, 2001, E.ON AG announced a recommended pre-conditional cash offer for Powergen plc. The acquisition is expected to close in 2002 shortly after all of the conditions to consummation of the acquisition are met. The effects on the Plan, if any, are not known at this time.

                                                                      SCHEDULE I

LG&E ENERGY CORP. SAVINGS PLAN
PLAN SPONSOR: LG&E ENERGY CORP.
EIN 61-1174555
PLAN NO. 005

ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------

IDENTITY OF ISSUE             DESCRIPTION OF ASSET                  FAIR VALUE
-----------------  --------------------------------------------    ------------
*Fidelity          Fidelity Magellan Fund                          $ 44,450,645
*Fidelity          Fidelity Equity Income II Fund                     4,028,665
*Fidelity          Fidelity Contrafund                               27,393,222
*Fidelity          Fidelity Puritan Fund                             17,302,020
*Fidelity          Fidelity Retirement MM Portfolio                  77,328,496
*Fideltiy          Fidelity Ginnie Mae Protfolio                      1,414,037
*Fidelity          Fidelity Retirement Government MM Portfolio       19,817,641
*Fidelity          Fidelity Intermediate Bond Fund                    3,204,368
*Fidelity          Spartan U.S. Equity Index Fund                    52,768,755
 Warburg Pincus    Warburg Pincus Emerging Growth Fund                6,095,552
 Templeton         Templeton Foreign Fund A                           2,128,948
 Janus             Janus Worldwide Fund                              17,295,089
*Powergen Corp.    Powergen plc Common Stock Fund                        37,453
*Participants      Participant Loans **                               7,750,655
                                                                   ------------

Total                                                              $281,015,546
                                                                   ============

*    Party-in-interest
**  Rate of interest  = ranges from 6.00% to 9.50%

The accompanying notes to financial statements and schedule are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of LG&E Energy Corp. Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LG&E Energy Corp. Savings Plan
------------------------------
Name of Plan

June 29, 2001


                                    /s/ Richard Aitken-Davies
                                    ----------------------------
                                    Richard Aitken-Davies


                                    /s/ S. Bradford Rives
                                    ----------------------------
                                    S. Bradford Rives


                                    /s/ Frederick J. Newton III
                                    ---------------------------
                                    Frederick J. Newton III


                                    /s/ Chris Hermann
                                    ----------------------------
                                    Chris Hermann


                                    /s/ David K. Arbough
                                    ----------------------------
                                    David K. Arbough